Consent of Independent Registered Public Accounting Firm

The Board of Directors
IGIA, Inc.:

We consent to the use of our report dated May 12, 2004, with respect to the balance sheet of Tactica International, Inc. as of February 29, 2004 and the related statements of operations, stockholders’ deficit, and cash flows for the year then ended included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated May 12, 2004 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

El Paso, Texas
December 12, 2005